Titan Medical Appoints Medtech Industry Veteran Domenic Serafino to Its
Board of Directors

TORONTO, June 28, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces the appointment of Domenic Serafino to its board of directors, effective June 28. Mr. Serafino has held executive positions with various Canadian medical technology companies for more than 20 years. His appointment increases the size of Titan’s board to six directors.

“We are delighted to welcome Dom to our board of directors,” said John E. Barker, Director and Chairman of Titan Medical. “His significant experience leading sales, marketing and operations, along with in-depth knowledge of the regulatory paths at several very successful companies will be of benefit to Titan as we complete development of our SPORT single-port robotic surgery system and prepare regulatory submissions during the next two years. In addition, we welcome Domenic’s experience with Nasdaq-listed companies.”

Mr. Serafino is Chairman and Chief Executive Officer of Venus Concept Ltd., an aesthetic medical device company he founded in 2010. Mr. Serafino built the company to approximately $120 million in annual revenue with sales in more than 60 countries, and 450 employees in 27 markets. Previously he was with aesthetic medical laser company Syneron, now Candela Syneron, as president for North America, and was instrumental in taking the company public on Nasdaq in August 2004. During his five-year tenure, the company’s revenue increased from $0 to approximately $65 million, with a market value of approximately $1.3 billion. Prior to Syneron Mr. Serafino was a partner, president and chief operating officer of Canada’s largest laser distribution company, Sigmacon Group, from 1995 to 2001.

Commenting on his appointment to Titan’s board, Mr. Serafino said, “I am pleased to be joining Titan Medical’s board at such a pivotal moment in the company’s development as it prepares to enter the rapidly-growing robotic surgery market. With its stock now listed on Nasdaq and my experience with public medical technology companies, I believe I can have a positive impact on the company’s development and progress.”

Mr. Serafino serves as Chairman of the Board of Directors of Venus Concepts and also sits on the Board of Directors of Scientus Pharma, a privately-held biopharmaceutical company based in Toronto. He holds a general business administration degree from Centennial College of Applied Arts and Technology in Toronto.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
     or
Bruce Voss
(310) 691-7100
bvoss@lhai.com